Exhibit (a)(5)(c)

FOR IMMEDIATE RELEASE

Tucows Inc. Announces Preliminary Results of Dutch Tender Offer

TORONTO – January 23, 2012 – Tucows Inc. (NYSE AMEX:TCX), (TSX:TC), a global provider of domain names, email and other Internet services, announced today the preliminary results of its modified "Dutch auction" tender offer, which expired at 5:00 p.m., New York City time, on January 20, 2012. Tucows expects to purchase up to 7,569,952 shares of its Common Stock at a purchase price of $0.77 per share, for a total of $5,828,863. The 7,569,952 shares expected to be purchased are comprised of the 6,500,000 shares Tucows offered to purchase and 1,069,952 shares to be purchased pursuant to Tucows’ right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer.  Tucows intends to fund the tender through a combination of available cash and two demand loan revolving facilities Tucows currently has with the Bank of Montreal (“BMO”).

Based on a preliminary count by Broadridge Corporate Issuer Solutions, Inc., 14,265,573 shares were properly tendered at prices at or below the purchase price, making the tender offer oversubscribed by 6,695,621 shares, or approximately 47%. Due to over-subscription, Tucows expects the final proration factor for shares tendered at or below $0.77 per share to be approximately 53%. For this purpose, shares tendered at or below $0.77 per share will include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

The price per share is preliminary and subject to verification by Broadridge Corporate Issuer Solutions, Inc., the depositary for the tender offer. The actual price per share will be announced promptly following completion of the verification process. After the determination of the actual price per share, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

Directors, executive officers and affiliates of Tucows were eligible to participate in the offer.  Lacuna LLC, a company of which Rawleigh Ralls, a director of Tucows, is a founding partner, has tendered all of its 7.85 million shares in the offer as part of a rebalancing of its portfolio. In addition, Mr. Ralls has tendered an additional 300,000 shares that he holds directly.

Tucows commenced the tender offer on December 20, 2011, when it offered to purchase up to 6,500,000 shares of its Common Stock at a price within the range of $0.73 to $0.77 per share, net to the seller in cash, without interest.

All shares purchased by Tucows in the tender offer will be cancelled.  Based on the preliminary results, as a result of the completion of the tender offer Tucows expects to have approximately 53,617,289 shares issued and outstanding as of the time immediately following payment for the tendered shares.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over eleven million domain names and millions of email boxes through a reseller network of over 12,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows Downloads.  More information can be found at http://tucowsinc.com.

This news release contains, in addition to historical information, forward-looking statements related to the tender offer, including the timing of the tender offer, the purchase price per share in the tender offer, the total number of shares to be purchased under the tender offer, and funding of the tender offer.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:

Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com